                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1999
                             COMMISSION FILE NUMBER _______


                 ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)


                                 --------------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)


                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)



Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201
                                 (214) 841-6144

                              REQUIRED INFORMATION

        The ACS Business Process Solutions Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN

By:     /s/ LORA VILLARREAL
        --------------------------------------------------
Name:   Lora Villarreal
Title:  Administrative Committee Member

Date:   May 31, 2001

                   ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT


                      FOR THE YEAR ENDED DECEMBER 31, 1999

                   ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN
                                TABLE OF CONTENTS
                                DECEMBER 31, 1999





Independent Auditors' Report.....................................................................1

Statement of Net Assets Available for Benefits
   December 31, 1999 and 1998....................................................................3


Statement of Changes in Net Assets Available for
   Benefits-For the year ended December 31, 1999.................................................4


Notes to Financial Statements....................................................................5


Supplemental Schedules..........................................................................10

                          INDEPENDENT AUDITORS' REPORT


To the Participants and Plan Committee of the ACS Business Process Solutions Savings Plan

We have audited the accompanying statements of net assets available for benefits of ACS Business Process Solutions Savings Plan ("Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 4, which was certified by Connecticut General Life Insurance Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year, ended December 31, 1999 that the information provided to the plan administrator by the trustee is complete and accurate.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 1999 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                    INDEPENDENT AUDITORS' REPORT (CONTINUED)

The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects on the Schedule of Assets Held For Investment Purposes, if any, as might have been determined to be necessary had we performed procedures with respect to the information as described in the second preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                      Salmon, Beach & Company,
                                      A Professional Corporation
                                      Certified Public Accountants & Consultants
October 12, 2000
Dallas, Texas

                   ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998

                                                                                  1999                     1998
                                                                                  ----                     ----
Funds held in Connecticut General Life Insurance
      Guaranteed Income Fund                                           $           47,422       $           10,085

Pooled separate accounts
      Cigna Lifetime60                                                                163                       68
      Cigna Lifetime50                                                              3,812                      171
      Cigna Lifetime40                                                             13,212                    2,303
      Cigna Lifetime30                                                             20,378                    8,188
      Cigna Lifetime20                                                             25,142                    6,527
      Invesco Total Return                                                         19,333                    1,829
      Fidelity Equity Income II                                                    29,898                    6,483
      Large Company Stock Index Fund                                               30,677                    3,300
      Fidelity Advisor Equity Growth                                               44,662                   10,609
      Fidelity Advisor Growth Opportunity                                          76,826                   19,828
      Neuberger & Berman Partners                                                  40,897                    9,393
      Lazard Small Cap                                                             34,684                    7,258
      Janus Worldwide                                                              57,010                   12,073
      American Century Ultra                                                        2,946                        -

ACS Stock                                                                           8,830                      717

Participant Loans                                                                   9,828                    1,661
                                                                       ------------------       ------------------

NET ASSETS AVAILABLE FOR BENEFITS                                      $          465,720       $          100,492
                                                                       ==================       ==================





    The accompanying notes are an integral part of this financial statement.

                   ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:

   Contribution:
      Participants                                                                            $          233,388
      Employer                                                                                            50,285
      Rollover from other plans                                                                           48,922
                                                                                              ------------------
        Total contributions                                                                              332,595
                                                                                              ------------------

   Earnings on investments:
      Net realized/unrealized appreciation on investments                                                 42,493
      Interest/dividends                                                                                   1,135
                                                                                              ------------------
        Total earnings on investments                                                                     43,628
                                                                                              ------------------

           Total additions                                                                               376,223
                                                                                              ------------------


DEDUCTIONS:

      Benefits paid to participants                                                                       10,043
      Plan expenses                                                                                          952
                                                                                              ------------------

           Total deductions                                                                               10,995
                                                                                              ------------------

Increase in net assets                                                                                   365,228

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of period                                                                                      100,492
                                                                                              ------------------

End of period                                                                                 $          465,720
                                                                                              ==================

The accompanying notes are an integral part of these financial statements.

                   ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION
The following description of the Business Process Solutions, Inc. (Company) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL.
The Plan, established on April 1, 1998, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code (IRC) of 1986. The Plan was amended as of January 1, 1999 to change its name from Unibase Technologies Savings Plan to ACS Business Process Solutions Savings Plan.

Participants in the Plan have the following options, which are primarily pooled separate accounts managed by Connecticut General Life Insurance Company (CIGNA):

GENERAL ACCOUNT
        CIGNA Charter Guaranteed Income Fund which is a fixed income fund that invests primarily in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company's General Account. The principal and interest earnings are guaranteed by CIGNA.

SEPARATE ACCOUNTS
        CIGNA Lifetime Funds are comprised of five, distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

        Invesco Total Return Fund invests in both equity and fixed income securities to achieve capital appreciation.

        Fidelity Equity-Income II Fund invests in income driven domestic and foreign common stocks, preferred stocks, convertible securities and bonds. The Fund also seeks capital appreciation.

        Large Company Stock Index Fund, managed by TimesSquare Capital Management, Inc., invests in stocks that comprise the S&P 500 stock index.

        Fidelity Advisor Equity Growth Fund invests in stocks of companies that have above-average growth potential to obtain capital appreciation.

        Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible into the common stock of companies believed to have long-term growth potential.

        Nueberger & Berman Partners Fund invests in stocks that are perceived to be selling below market value in order to obtain growth of capital.

                   ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

        Lazard Small Cap Fund invests in stocks of companies with market capitalizations under $1 billion that are believed to be under priced in order to provide capital appreciation.

        Janus Worldwide Account invests primarily in common stocks of foreign and domestic stocks to provide long-term growth of capital and preservation of capital.

        American Century Ultra Fund invests primarily in large companies that will maximize growth of capital over time.

        Affiliated Computer Services (ACS) stock is an investment in the Company's stock. This stock is the parent company of the Plan's sponsor.

FUNDING
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers employees of the Company who are not covered by a collective bargaining agreement, who have one year of service, attained the age of 18, have at least 500 hours of service, and elect to participate.

Participating employees may contribute up to fifteen percent of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary contribution to the Plan based on a percentage of employee compensation and company profitability as decided by the Company's Board of Directors. Matching contributions are funded bi-weekly. For the year ended December 31, 1999, the Company made matching contributions of 25% up to 6% of compensation.

ALLOCATION
Each participant's account is credited with the participant's and Company's matching contribution and allocated to each participant's account upon receipt. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

VESTING
Employee contributions are 100% vested. Employer matching contributions have the following vesting schedule:

                Years of Vesting Service                                Vested Interest
                ------------------------                                ---------------
                  Less than 1                                                    0%
                  1 but less than 2                                             20%
                  2 but less than 3                                             40%
                  3 but less than 4                                             60%
                  4 but less than 5                                             80%
                  5 or more                                                    100%

                   ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
PARTICIPANT NOTES RECEIVABLE
Participants may borrow, from their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the Participant Notes fund. Loan terms range from 1-5 years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The balance in the participants' account secures the loans. The trustee determines the interest rates, which are currently 9.5%. Principal and interest is paid ratably through weekly payroll deductions. Participant notes receivable are valued at cost which approximates fair values.

TERMINATION
The Company's Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

FORFEITURES
Forfeitures are first used to reinstate previously forfeited account balances of rehired former participants and any remaining forfeitures serve to reduce the employer contributions.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

                   ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVESTMENT VALUATION AND INCOME RECOGNITION
CIGNA Retirement and Investment Services holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS
Benefit payments are recorded when paid.

NOTE 3.  INCOME TAX STATUS
The Plan has not received a determination letter from the Internal Revenue Service as of the report date. However, the Plan administrator and the Plan's tax counsel believe that the Plan complies with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  TERMINATED EMPLOYEE INFORMATION
The Plan holds funds for 3 terminated employees with account balances totaling $311 at December 31, 1999.

NOTE 5.  INVESTMENTS
The Plan maintains the following investments which represent 5% or more of net assets available for benefits at December 31, 1999:

                     Guaranteed Income Fund                     $           47,422
                     CIGNA Lifetime20                                       25,142
                     Fidelity Equity Income II                              29,898
                     Large Company Stock Index Fund                         30,677
                     Fidelity Equity Growth                                 44,662
                     Fidelity Growth Opportunities                          76,826
                     Neuberger & Berman Partners                            40,897
                     Lazard Small Cap                                       34,684
                     Janus Worldwide Fund                                   57,010

                   ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 6.  INFORMATION CERTIFIED BY TRUST COMPANY
Under the Department of Labor's ("DOL") regulations, certain assets and related information held by a bank, trust company, or similar institution or an insurance company that is regulated and subject to periodic examination by a state or federal agency does not have to be audited, provided the plan administrator exercises this option and the institution holding the assets certifies the required information. CIGNA has provided certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 1999, and in the statement of changes in net assets available for plan benefits for the year then ended, except for participant loan information. The accompanying supplemental schedule also includes information certified by CIGNA as being complete and accurate except for information related to participant loans and investment costs.

NOTE 7. RELATED PARTY TRANSACTIONS
The Plan invests in units of pooled separate accounts managed by a subsidiary of CIGNA, who acts as custodian of the Plan's assets as defined, by the Plan. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transaction rules.

                   ACS BUSINESS PROCESS SOLUTIONS SAVINGS PLAN
                                DECEMBER 31, 1999

















                             SUPPLEMENTAL SCHEDULES

ACS BUSINESS PROCESS SOLUTIONS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999 EIN# 87-0476606
PLAN NUMBER: 001


      (b) IDENTITY OF ISSUE,       (c) DESCRIPTION OF INVESTMENT, INCLUDING
         BORROWER, LESSOR, OR              MATURITY DATE, RATE OF INTEREST,                                     (e) CURRENT
(a)        SIMILAR PARTY               COLLATERAL, PAR, OR MATURITY VALUE                      (d) COST             VALUE
---  -------------------------- ----------------------------------------------------------   ---------------  ---------------

*       CIGNA                                Chtr Guaranteed Income Fund                     $    47,422      $     47,422

*       CIGNA                                CIGNA Lifetime60                                        157               163

*       CIGNA                                CIGNA Lifetime50                                      3,520             3,812

*       CIGNA                                CIGNA Lifetime40                                     11,507            13,212

*       CIGNA                                CIGNA Lifetime30                                     17,074            20,378

*       CIGNA                                CIGNA Lifetime20                                     21,216            25,142

*       CIGNA                                CIGNA Chtr Balanced Fund-Invesco                     19,446            19,332

*       CIGNA                                Fid Adv Equity Income                                28,855            29,898

*       CIGNA                                Chtr Large Co Stk Index-CIGNA                        26,989            30,677

*       CIGNA                                Fid Adv Equity Growth                                35,317            44,662

*       CIGNA                                Fid Adv Growth Opportunities                         73,123            76,826

*       CIGNA                                Neuberger & Berman Partners                          39,373            40,897

*       CIGNA                                American Century Ultra Account                        2,611             2,946

*       CIGNA                                Lazard Small Cap Portfolio                           34,165            34,684

*       CIGNA                                Janus Worldwide Account                              39,807            57,010

*       NATL FINANCIAL                       Affiliated Computer Services Stock                    7,276             8,830
        SERVICES CORP
                                             Participant Loans at 9.5% interest rate                   -             9,828
                                                                                            -------------     ---------------
                                                                                            $    407,858      $    465,719
                                                                                            =============     ===============

*       Denotes a party-in-interest.

                               INDEX TO EXHIBITS

Exhibit No.                     Description
-----------                     -----------
23                              Consent of Salmon, Beach & Company, P.C.